UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Amendment No. 4
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GENELABS TECHNOLOGIES, INC.
(Name of Subject Company (Issuer))
Gemstone Acquisition Corporation,
SmithKline Beecham Corporation
and
GlaxoSmithKline plc
(Names of Filing Persons (Offerors))

Common Stock, no par value per share
(Title of Class of Securities)

368706206
(CUSIP Number of Class of Securities)

Carol G. Ashe, Esq.
GlaxoSmithKline
One Franklin Plaza (FP 2355)
200 N. 16th Street
Philadelphia, Pennsylvania 19102
(215) 741-4000
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Benet J. O’Reilly, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$71,505,930.60	$2,810.18

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the transaction valuation was calculated on the basis of (a) 55,004,562, the estimated maximum number of shares of common stock, no par value per share, of Genelabs Technologies, Inc. (the “Shares”) that may be acquired in this tender offer and merger (representing (i) 43,684,465 Shares issued and outstanding, (ii) 3,693,966 Shares issuable upon the exercise of outstanding options and (iii) 7,626,131 Shares issuable upon the exercise of outstanding warrants) and (b) the offer price of $1.30 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .00003930.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,244.33	Filing Party: Gemstone Acquisition Corporation and GlaxoSmithKline plc
Form or Registration No.: Schedule TO	Date Filed: November 12, 2008

Amount Previously Paid: $565.85	Filing Party: Gemstone Acquisition Corporation and GlaxoSmithKline plc
Form or Registration No.: Amendment No. 2 to Schedule TO	Date Filed: December 3, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1-11
Item 12
SIGNATURE
EXHIBIT INDEX
EX-99.A.1.K: TEXT OF PRESS RELEASE ISSUED BY GSK ON 12/15/2008

     This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission on December 15, 2008, amends and supplements the Tender Offer Statement on Schedule TO filed on November 12, 2008, as amended by Amendment No. 1 filed on November 21, 2008, Amendment No. 2 filed on December 3, 2008 and Amendment No. 3 filed on December 8, 2008 (the “Schedule TO”) relates to the offer by Gemstone Acquisition Corporation, a California corporation (“Purchaser”) and a wholly-owned subsidiary of SmithKline Beecham Corporation, a Pennsylvania corporation (“SKB”) and a wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), to purchase all of the outstanding shares of common stock, no par value per share (the “Shares”), of Genelabs Technologies, Inc., a California corporation (“Genelabs”), at a price of $1.30 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 12, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of Purchaser, SKB and GSK.
     All information set forth in the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO is incorporated by reference in answer to Items 1 through 11 in the Schedule TO, except those items as to which information is specifically provided herein. The Agreement and Plan of Merger, dated as of October 29, 2008, by and among Purchaser, SKB and Genelabs, a copy of which is attached as Exhibit (d)(1) to the Schedule TO, is incorporated herein by reference with respect to Items 4 through 11 of the Schedule TO.
Items 1-11.
The Offer to Purchase is hereby amended and supplemented by adding the following:
“On December 15, 2008, Purchaser extended the Offer until 5:00 p.m., New York City time on Monday, December 29, 2008, unless the Offer is further extended. The Offer was scheduled to expire at 12:00 midnight, New York City time on Friday, December 12, 2008.
In addition, GSK has eliminated the alternative for delivery of Shares pursuant to a Notice of Guaranteed Delivery. Accordingly, all descriptions of and references to guaranteed delivery and the Notice of Guaranteed Delivery in the Schedule TO and the exhibits thereto, including the Offer to Purchase, are no longer applicable.
The Offer is conditioned upon, at the expiration of the Offer, there having been validly tendered and not withdrawn that number of Shares which, together with the number of Shares, if any, then beneficially owned by GSK and its wholly-owned subsidiaries, constitutes at least 90 percent of the total number of the then-outstanding Shares on a fully diluted basis. The Expiration Date for the Offer is being extended to allow time for additional shareholders to tender their Shares to satisfy the 90 percent tender condition.
The Depositary has advised GSK that as of 12:00 midnight, New York City time, on December 12, 2008, approximately 35,135,900 Shares had been validly tendered and not withdrawn pursuant to the Offer, representing approximately 79.1 percent of the outstanding Shares on a fully diluted basis. In addition, notices of guaranteed delivery with respect to approximately 1,428,400 Shares had been received by the Depositary for the Offer, which together with the Shares validly tendered pursuant to the Offer and Shares beneficially owned by GSK and its wholly-owned subsidiaries, would represent 82.5 percent of the outstanding Shares on a fully diluted basis.

2

The full text of the press release issued by GSK announcing the extension of the Offer is filed as Exhibit (a)(1)(K) hereto and is incorporated herein by reference.”
Item 12.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:
(a)(1)(K) Text of press release issued by GSK on December 15, 2008

3

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GlaxoSmithKline plc
By:	/s/ Victoria A. Whyte
	Name:	Victoria A. Whyte
	Title:	Deputy Secretary

SmithKline Beecham Corporation
By:	/s/ Carol G. Ashe
	Name:	Carol G. Ashe
	Title:	Vice President

Gemstone Acquisition Corporation
By:	/s/ Carol G. Ashe
	Name:	Carol G. Ashe
	Title:	Authorized Signatory

Dated: December 15, 2008

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 12, 2008*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Text of press release issued by GSK and Genelabs, dated October 29, 2008 (incorporated by reference to Schedule TO-C filed by GSK with the Securities and Exchange Commission on October 29, 2008)*

(a)(1)(G)	Text of press release issued by GSK on November 12, 2008*

(a)(1)(H)	Form of summary advertisement, published November 12, 2008*

(a)(1)(I)	Text of press release issued by GSK on December 3, 2008**

(a)(1)(J)	Text of press release issued by GSK on December 8, 2008***

(a)(1)(K)	Text of press release issued by GSK on December 15, 2008

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of October 29, 2008, by and among Purchaser, SKB and Genelabs*

(d)(2)	Form of Tender and Shareholder Support Agreement, dated as of October 29, 2008, among Purchaser, SKB and certain shareholders of Genelabs*

(d)(3)	Confidentiality Agreement, dated as of September 30, 2008, by and between SKB and Genelabs*

(g)	Not applicable

(h)	Not applicable

*	Previously filed on November 12, 2008.

**	Previously filed on December 3, 2008.

***	Previously filed on December 8, 2008.